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                                                                  EXHIBIT (g)(4)
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                                                 IN AND FOR THE CIRCUIT COURT
                                                 FOR THE 11TH JUDICIAL CIRCUIT
                                                 IN AND FOR DADE COUNTY, FLORIDA

                                                 GENERAL JURISDICTION DIVISION


                                                 CASE NO:


HARRY LEWIS, on behalf of himself
and all others similarly situated,


                        Plaintiff,                          CLASS ACTION
                                                            COMPLAINT

                 - against -


CORDIS CORP., DAVID R. CHALLONER,
RICHARD W. FOXEN, DONALD F. MALIN,
JR., JAN L. DE RUYTER VAN
STEVENINCK, ROBERT C. STRAUSS,
PATRICIA K. WOOLF, WILTON W.
WEBSTER, JR., CATHERINE M. BURZIK
and WILLIAM J. RAZZOUK,


                       Defendants.
 ...................................

         Plaintiff alleges upon information and belief except as to paragraph 1, which is alleged on knowledge, as follows:


                                  THE PARTIES

         1. Plaintiff is and at all times relevant hereto has been the owner of shares of the common stock of Cordis Corp. ("Cordis" or the "Company").

         2. Cordis is a corporation organized and existing under the laws of the State of Florida with offices
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in Miami Lakes, Florida.  Cordis has approximately 16 million shares of common stock issued and outstanding which trade on the NASDAQ national market system.

         3. (a) Defendant Robert C. Strauss is and has been at all relevant times hereto the president, chief executive officer and Chairman of the Board of the Company.

              (b)  Defendants David R. Challoner, Richard W. Foxen, Donald
F. Malin, Jr., Jab L. de Ruyter van Steveninck, Patricia K. Woolf, Wilton W. Webster, Jr., Catherine M. Burzik and William J. Razzouk (together with Strauss, hereinafter referred to as the "Individual Defendants") are and at all relevant times hereto have been directors of the Company.

         4. The Individual Defendants set forth above are officers and/or directors of Cordis and, as such, are in a fiduciary relationship with plaintiff and the other public stockholders of Cordis and owe to plaintiff and other members of the class the highest obligations of good faith, fair dealing and full disclosure. This obligation includes negotiating in good faith with potential bidders for the Company, and not placing their own interests and desires to maintain and entrench themselves in their positions over the interests of the public shareholders to obtain the highest possible price for their equity interests.


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                            CLASS ACTION ALLEGATIONS

         5. Plaintiff brings this case on his own behalf and as a class action, pursuant to Rule 1.222 of the Florida Rules of the Civil Procedure, on behalf of all public stockholders of Cordis, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         6.  This action is properly maintainable as a class action.

         7. The class is so numerous that joinder of all members is impracticable. As of August 22, 1994, there were approximately 1,120 shareholders of record located throughout the United States.

         8. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member.

         9. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff is an adequate representative


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of the class and will fairly and adequately protect the interests of the class.

                                CLAIM FOR RELIEF

         10. Cordis makes and markets angiographic devices, including catheters and related equipment, electrophysiology, radiology, intervential neuroradiology and neuroscience products. Cordis manufactures a line of catheters, for instance, often used to place Johnson & Johnson's ("J&J") stents in coronary arteries.

         12. J&J is a major manufacturer and seller of a range of health care products.

         13. In an October 19, 1995 news wire, J&J disclosed that, about a month ago, it had proposed to meet with Cordis to discuss a possible merger. The news wire further disclosed that, after its October 10 annual meeting, representatives of Cordis turned down the proposal. The proposal would have provided Cordis shareholders with a stock for stock transaction with an immediate worth of $105 per share, and an opportunity to participate in the appreciation which would result from the combined company. The total stock for stock proposal was estimated to be worth about $1.7 billion.

         14. As a consequence of the Individual Defendants' failure to negotiate with J&J, on October 19, 1995, J&J announced that it intended to commence an all cash


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tender offer for all the outstanding shares of Cordis at $100 per share -- a transaction which has an estimated worth of only $1.6 billion, and precludes Cordis shareholders from being able to participate in the appreciation of their equity holdings which will occur when the entities are combined.

         15. The Company has a poison pill plan enacted in 1986. At their Annual Meeting of Stockholders on October 10, 1995, the Company sought shareholder approval to amend its articles of incorporation to increase the number of authorized but unissued shares which could be issued in the event of a hostile offer (such as the J&J offer) to block such an offer. The increase of these shares was put before the shareholders for a vote on October 10th, after J&J had contacted Cordis with a potential merger proposal, but was rejected. Nevertheless, on or around October 16, 1995, Cordis' directors adopted a new shareholder rights plan supplanting the September 12, 1986 Plan. Cordis' newly implemented Shareholder Rights Plan was adopted to secure the Company against a hostile offer.

         16.  J&J has filed suit to force Cordis to revoke its rights plan.

         17. The Individual Defendants have failed to negotiate in good faith with J&J and instead have continued to secure their positions of control over Cordis by failing to rescind the "poison pill," adopting further anti-takeover


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devices and rejecting out of hand, and without adequate negotiation or consideration, the J&J offer.

         18. Cordis' poison pill and the Individual Defendants' rejection of the J&J offer, has the effect of entrenching the Individual Defendants in control of Cordis, and in response to the J&J proposal, the Individual Defendants have refused to rescind, waive or otherwise abolish the terms of the Cordis poison pill.

         19. J&J's tender offer will be for 100% of Cordis' outstanding stock, which, in turn, will invoke the poison pill. This will make J&J's tender offer prohibitively expensive, may well discourage J&J from continuing its tender offer, and has resulted in J&J's commencing a suit against Cordis.


         20. Defendants' failure to take rescind, waive or otherwise abolish the terms of the poison pill, to fail to negotiate with J&J and to increase Cordis' anti-takeover provisions constitutes a breach of defendants' fiduciary duties owed to plaintiff and other members of the Class. It will have the effect of making the J&J proposal cost-prohibitive, and therefore may discourage J&J from going forward with a tender offer--the primary alternative which would enable J&J shareholders to maximize the value of their equity holdings.

         21. At all times herein, defendants were and are obligated to adequately consider, in a timely fashion and on


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an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders and to make corporate decisions in good faith. The actions of the Individual Defendants in maintaining and refusing to waive or otherwise rescind the poison pill were fundamentally motivated to further their own self-interests and objectives, and correspondingly preserve and protect their emoluments and positions in the Company, all in violation of their fiduciary duties and to the detriment of the shareholders of the Company.

         22. The Individual Defendants' entrenchment motives are evidenced by, inter alia, the following:

                 (a) Through the maintenance of the poison pill, and defendants' failure to waive its terms, defendants have erected a virtually insurmountable barrier to persons who may wish to acquire Cordis, obtain control or take steps to maximize shareholder value, and are thereby attempting to entrench themselves in their positions of control and improperly advance their own personal agenda at the expense of Cordis' public stockholders;

                 (b) In reality, the poison pill provisions are designed to prevent unsolicited takeovers from succeeding. Defendants' inaction concerning the waiver or rescission of the poison pill are indicative of their true motives and objectives; and

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                 (c)  Defendants' efforts to increase Cordis' anti-takeover devices when confronted with a merger proposal and potential hostile takeover by J&J.

         23. In failing to negotiate with J&J, increasing Cordis' anti-takeover devices, and failing to waive or rescind the poison pill, the Individual Defendants have acted to manipulate the corporate machinery of Cordis, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's common stockholders. By maintaining the poison pill and increasing the Company's anti-takeover devices, the Individual Defendants have restrained and impaired the ability of Cordis' stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The poison pill, inter alia, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions.

         24.  Defendants' fiduciary obligations require them to:

                 (a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets, consider strategic alternatives and maximize shareholder value;


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                 (b)  act independently, including appointing a disinterested committee so that the interests of Cordis' public stockholders would be protected;

                 (c) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of Cordis;

                 (d) waive or otherwise rescinding the Cordis poison pill so that the interests of Cordis' public stockholders will be protected.

         25. Defendants have failed to dislcose whether they will negotiate with J&J to seek to maximize shareholder value, or attempt to pursue alternative transactions.

         26. The J&J proposal represents an opportunity to effect a change of control of Cordis, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in Cordis, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, it is unlikely that defendants will be able to represent the interests of Cordis' public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will


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be resolved in the best interests of Cordis' public stockholders.

         27. By virtue of the acts and conduct alleged herein, the Individual Defendants, who direct the actions of the Company, are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own proposal parochial interests at the expense of Cordis. Defendants' conduct has disenfranchised the Company's stockholders in their ability to exercise their right to vote for directors of their choice and to influence corporate policy through the proxy mechanism.

         28. As a result of the foregoing, the Individual Defendants have breached and/or aided and abetted breaches of fiduciary duties owed to Cordis and its stockholders.

         29. Unless enjoined by this Court, defendants will breach their fiduciary duties owed to plaintiff and the other members of the Class and may benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

         30. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

                 (a)  declaring this to be a proper class action;


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                 (b)  ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                          (i)  undertake an appropriate evaluation of
alternatives designed to maximize value for Cordis' public stockholders;

                          (ii)  adequately ensure that no conflicts of
interests exist between defendants' own interests and their fiduciary obligations to public stockholders or, if such conflicts exist, to ensure that all the conflicts would be resolved in the best interests of Cordis' public stockholders; and

                          (iii)  act independently by, inter alia, appointing a
completely disinterested committee to review this and other alternatives, so that the interests of Cordis' public stockholders would be protected;

                 (c) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                 (d) declaring that the Individual Defendants and each of them have violated their fiduciary duties to the Class;

                 (e)  rescinding and rendering void the poison pill;


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                 (f)  awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and

                 (g) granting such other and further relief as this Court may deem to be just and proper.

Dated: October 19, 1995


                                           HANZMAN CRIDEN KORGE
                                                   HERTZBERG & CHAVKIN, P.A.
                                           2100 First Union Financial
                                                   Center
                                           200 S. Biscayne Boulevard
                                           Miami, FL 33131
                                           (305) 579-1222

                                           Attorneys for Plaintiff


Of Counsel:

GOODKIND LABATAN RUDOFF
  & SUCHAROW LLP
100 Park Avenue
New York, NY 10017
(212) 907-0700